UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                        Commission File Number: 000-32273

                           NOTIFICATION OF LATE FILING

|_| Form 10-K           |_| Form 11-K           |_| Form 20-F   |X| Form 10-Q
|_| Form N-SAR

         For Period Ended: April 30, 2004

|_|  Transition  Report  on Form  10-K
|_|  Transition  Report  on Form 10-Q
|_|  Transition Report on Form 20-F
|_|  Transition Report on Form N-SAR

         For the Transition Period Ended: ______________________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the  notification  relates to a portion of the filing checked above,
identify     the     item(s)    to    which    the     notification     relates:
_________________________

________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                     Kingdom Ventures, Inc.
Former name if applicable                   None
Address of principal executive office       1045 Stephanie Way
City, state and zip code                    Minden, Nevada 89423

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day
|X| following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

         The  registrant   recently  engaged  new  independent   auditors.   The
compilation, dissemination and review of the information required to be presented in the Form 10-QSB for the relevant quarterly period has imposed time constraints that have rendered timely filing of the Form 10-QSB impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such report no later than five days after its original due date.

                                     Part IV
                                Other Information

(1) Name and telephone number of person to contact in regard to this notification

     Gene Jackson                  (775)                  267-2242
--------------------------------------------------------------------------------
        (Name)                  (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 |X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The following information is preliminary and neither the financial information nor its presentation has been reviewed by the registrant's new independent auditors. The final information to be included in the Form 10-QSB may vary substantially from that presented below.

         For the three months ended April 30, 2004, we generated revenues of approximately $131,096, compared to revenues of $1,151,981 during the three months ended April 30, 2003. This decrease is primarily attributable the discontinuation of certain operations, including our Sierra Candles division, 67% ownership of Extreme Notebooks, Inc., 100% ownership of American Association of Christian Counselors, 100% ownership of Christian Speakers & Artists Agency, Inc., and the inventory previously used in the Kingdom Inspirations gift line.

         Our cost of goods sold for the three months ended April 30, 2004 was approximately $38,642, compared to $850,906 for the three months ended April 30, 2003. This decrease is attributable to the discontinued operations described above. Our operating expenses decreased from $2,928,980 for the three months ended April 30, 2003 to approximately $308,989 for the three months ended April 30, 2004, which decrease also is attributable to our discontinued operations.

         Excluding discontinued operations, for the three months ended April 30, 2003, we generated revenues of $116,902. Comparatively, we realized an increase in revenues of approximately $14,194 for the three months ended April 30, 2004, which increase is attributable to the beginning growth in Christian Times Advertising revenue.

         Excluding our discontinued operations, for the three months ended April 30, 2003, our cost of goods sold was $36,241. The comparative increase during the three months ended April 30, 2004 is proportional to the increased revenue activity from Christian Times Advertising. Excluding discontinued operations, for the three months ended April 30, 2003 our operating expenses were $181,042. The comparative increase during the three months ended April 30, 2004 is primarily related to additional start up costs related to JoBasic and Christian Times National Edition.

================================================================================



                             Kingdom Ventures, Inc.
--------------------------------------------------------------------------------
                   Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  June 15, 2004                           /s/ Gene Jackson
                                                By: Gene Jackson,
                                                    President